BMC

BMC Industries, Inc. One Meridian Crossings, Suite 850 Minneapolis, MN 55423 Web site www.bmcind.com

NEWS RELEASE

CONTACT:	CURTIS E. PETERSEN	(NYSE: BMM)
	(952) 851-6030	FOR IMMEDIATE RELEASE

BMC Industries Completes Sale of Vision-Ease's Optifacts Division

January 28, 2002 -- BMC Industries, Inc. announced it has completed the sale of Vision-Ease's Optifacts division to Essilor of America, Inc. of Dallas, Texas.  The Optifacts division of Vision-Ease Lens, Inc. is a leading software vendor in the optical industry and provides lab management software to a number of retail and wholesale optical laboratories.

BMC did not disclose details of the transaction, but said it will use the proceeds from the sale to reduce debt.

BMC Industries, founded in 1907, is comprised of two business segments: Buckbee-Mears and Optical Products.

The Buckbee-Mears group, through its Mask Operations, is the only independent North American manufacturer of aperture masks.  The Buckbee-Mears group, through its Micro-Technology Operations, is also a leading producer of a variety of precision photo-etched and electroformed components that require fine features and tight tolerances.

The Optical Products group, operating under the Vision-Ease trade name, is a leading designer, manufacturer and distributor of polycarbonate, glass and plastic eyewear lenses.  Vision-Ease is a technology and market share leader in the polycarbonate lens segment of the market.  Polycarbonate lenses are thinner and lighter than lenses made of other materials, while providing inherent ultraviolet (UV) filtering and impact resistant characteristics.

BMC Industries, Inc. is traded on the New York Stock Exchange under the ticker symbol "BMM".  For more information about BMC Industries, Inc., visit the Company's Web site at www.bmcind.com